               VISIBLE GENETICS INC. ENTERS AGREEMENT TO ESTABLISH
                        VISIBLE MOLECULAR STANDARDS INC.


     Joint Venture Will Add Quality Assurance Program to Visible Genetics' Genotyping Capability And Create Synergy for Development of Database of Mutant HIV Strains



     TORONTO, CANADA (December 10, 1998): Visible Genetics Inc. (VGI, Nasdaq:
     VGIN) announced today it has entered into an agreement with Virology Networks (VN), a company located in Utrecht, The Netherlands. VN was founded by Dr. Charles A. B. Boucher and Tom S. Schwarz, who are internationally recognized for establishing quality standards for identifying many different viruses. VGI and VN will form a joint venture, Visible Molecular Standards Inc. (VMS) in Utrecht. VGI will contribute 35,000 common shares of Visible Genetics stock and a commitment to finance the continued development of VMS. This relationship further solidifies VGI's leadership position in HIV genotyping.

     VMS will produce traceable quality control and quantitative standards for identifying HIV, Hepatitis B, Hepatitis C, CMV and other infectious organisms, using FDA Current Good Manufacturing Practices (cGMP). Laboratories routinely use these standards to monitor the quality of the results of tests they conduct to identify infectious diseases.

     In addition, VMS will develop a large-scale database of HIV genotypes in Europe and the United States of new and existing HIV mutations and their resistance to specific HIV drugs. The joint venture will also develop new methods and technology for long-term, stabilized RNA storage and provide independent statistical analysis of test results to customers.

     "You couldn't find a more capable and accomplished group than the one led by Dr. Charles Boucher and Tom Schwarz to produce virological standards," said John K. Stevens, CEO of Visible Genetics. "They have a long history of setting the highest standards in the world for quality control virological specimens. This joint venture will ensure the quality, accuracy and reproducibility of our HIV assays and makes Visible Genetics the only company with a total solution for HIV genotyping. The Visible Genetics system includes DNA/RNA extraction, genotyping test kits, a fast clinical DNA sequencer, support software, and now with this VMS venture, VGI has an independent source of positive HIV controls. The VMS customer-based quality assurance program will set new standards for DNA based assays."

     Virology Networks currently supplies several large companies and their customers with HIV quality control standards and will remain independent of VGI operationally. VMS will also be actively involved in VGI's recently announced Vigilance program. The program is a pan-European trial designed to give physicians who treat HIV infections access to VGI's TruGene(tm) genotyping assay to determine the drug resistance characteristics of HIV strains.

     Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete diagnostic kits for the analysis of genes linked to disease. The Company's OpenGene system employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. VGI is a leader in the emerging field of pharmacogenomics, which uses genetic information in the identification, analysis, and treatment of medical conditions in order to improve patient care and reduce healthcare costs.



                                       ###





     ---
     Jeffrey D. Sherman
     Visible Genetics Inc.
     jeffrey@visgen.com, (416) 813-3266